Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this discussion together with our unaudited condensed consolidated interim financial statements, including the notes thereto, for the three and six months ended June 30, 2024 and 2023 included as Exhibit 99.3 to the Report on Form 6-K to which this discussion is attached as Exhibit 99.2. We also recommend that you read “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements for fiscal year 2023, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”). In addition, we recommend that you read any public announcements made from time to time by Pharvaris N.V.

The following discussion is based on our financial information prepared in accordance with the IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. We maintain our books and records in euros. Unless otherwise indicated, all references to currency amounts in this discussion are in euros.

The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3. Key Information—D Risk factors” in the Annual Report and under “Risk factors” in any other periodic filings with the Securities and Exchange Commission.

Unless otherwise indicated or the context otherwise requires, all references to “Pharvaris” or the “Company,” “we,” “our,” “ours,” “us”, or similar terms refer to Pharvaris N.V. and its subsidiaries.

Overview

Pharvaris is a late-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on bradykinin-mediated angioedema and other bradykinin-mediated diseases. Our first molecule, deucrictibant (PHA121, PHA-022121), is a novel, small-molecule bradykinin B2 receptor antagonist for the treatment of hereditary angioedema (“HAE”) attacks. Bradykinin B2 receptor inhibition is a clinically validated mechanism for the treatment of HAE, as demonstrated by icatibant, which is a bradykinin B2 receptor antagonist approved in Europe in 2008 and in the United States in 2011 (branded as FIRAZYR). Deucrictibant demonstrated over 4000-fold selectivity for the bradykinin B2 receptor when compared to approximately 170 other molecular targets, including the bradykinin B1 receptor.

Currently approved HAE therapies are limited by burdensome routes of administration (injection or infusion), variable efficacy, or side effects. We believe deucrictibant has the potential to provide an efficacious, well-tolerated, and easy-to-administer option for both on-demand and prophylactic treatments of HAE attacks in the form of (i) an immediate-release capsule, to enable rapid achievement of therapeutic exposure, and (ii) an extended-release tablet, to provide protection from attacks in a single daily dose. We believe deucrictibant may address a broader range of bradykinin-mediated angioedema types than plasma kallikrein inhibitors. This expectation is based on our understanding that deucrictibant will block all pathways that involve bradykinin-mediated activation of the bradykinin B2 receptor, and subsequent bradykinin-mediated angioedema. In contrast, plasma kallikrein inhibitors only target plasma kallikrein-mediated bradykinin generation. Therefore, by blocking the action of bradykinin at the B2 receptor, we can prevent its aberrant signaling regardless of the pathway that generates bradykinin.

In our completed Phase 1 trials to date, we have observed that deucrictibant was orally bioavailable and well-tolerated at all doses studied, with approximately dose-proportional exposure. We also have successfully demonstrated proof-of-concept through a clinical pharmacodynamics ("PD") assessment with the bradykinin challenge, which had been utilized as a validated surrogate assessment for dose selection in the icatibant development program.

We have demonstrated clinical efficacy and tolerability in a Phase 2 study (RAPIDe-1) treating attacks of HAE. The data allowed us to compare the projected therapeutic performance of deucrictibant with that of icatibant. However, we have not conducted a head-to-head comparison of icatibant to deucrictibant in a clinical study. We plan to efficiently progress deucrictibant through clinical development for on-demand and prophylactic use with our on-demand immediate-release product candidate and prophylactic extended-release product candidate, respectively. We commenced our RAPIDe-1 Phase 2 clinical trial of deucrictibant in February 2021 and reported topline Phase 2 data for the on-demand treatment of attacks in people with HAE in December 2022. In March, 2024, we initiated a pivotal Phase 3 clinical study of deucrictibant immediate-release capsules (20 mg) and placebo to evaluate the efficacy and safety of deucrictibant in the on-demand treatment of HAE attacks for people (12 years and older) living with HAE.

Currently we are planning to conduct a registration-directed prophylactic trial with HAE patients who will be randomized to receive extended-release deucrictibant tablets (PHVS719) or placebo once daily to assess safety and efficacy of deucrictibant with extended-release formulation. In addition, we also plan to run an open-label extension study in the prophylactic setting with both rollover and non-rollover subjects to collect long-term safety data.

A wide variety of events beyond our control, including natural or man-made disasters, power shortages, fires, extreme weather conditions, pandemics, epidemics or outbreaks of infectious diseases, political instability or other events could disrupt our business or operations or those of our development partners, manufacturers, regulators or other third parties with whom we conduct business now or in the future. These events may cause businesses and government agencies to be shut down, supply chains to be interrupted, slowed, or rendered inoperable, and individuals to become ill, quarantined, or otherwise unable to work and/or travel due to health reasons or governmental restrictions.

In addition, unforeseen global events, such as the armed conflict between Russia and Ukraine and the Hamas attack against Israel and the ensuing war, could adversely impact our business and operations. The invasion of Ukraine and the Hamas attack against Israel and the retaliatory measures that have been taken, or could be taken in the future, by the United States, the NATO alliance, and other countries have created global security concerns that could result in regional conflicts and also adversely affect our ability to conduct ongoing and future clinical trials of our product candidates. For example, our studies include a significant number of patients in Germany, Poland and Bulgaria, and one patient in Israel. A further escalation of the conflict in Ukraine and the Middle-East may potentially impact our ability to complete our ongoing and planned clinical trials in these countries on a timely basis, or at all. Clinical trials in these countries could be suspended or terminated, and we may be prevented from obtaining data on patients already enrolled at affected sites. Our ability to conduct clinical trials in these regions may also become restricted under applicable sanctions laws, which may require us to identify alternative trial sites. Any of the foregoing could impede the execution of our clinical development plans, which could materially harm our business.

In August 2022, the U.S. Food and Drug Administration (“FDA”) placed a hold on the clinical trials of deucrictibant in the U.S. based on its review of nonclinical data. The FDA requested that we conduct an additional long-term rodent toxicology study and update the Investigator’s Brochure. We participated in a Type A meeting with the FDA to discuss paths to address the on-demand and prophylactic holds and aligned on a protocol for a 26-week rodent toxicology study. Following review of data from a preplanned interim analysis of the ongoing 26-week nonclinical rodent study, the FDA lifted the clinical hold on the IND application for deucrictibant for the on-demand treatment of HAE in June 2023. In January 2024, the FDA lifted the clinical hold on the IND application for deucrictibant for the prophylactic treatment of HAE attacks following review of the full data set from the completed 26-week rodent toxicology study.

Additional trials may be required by the FDA, EMA or other regulators even with positive data from RAPIDe-1 and CHAPTER-1.

Recently, we sought feedback and reached alignment on key elements of a proposed Phase 3 pivotal prophylactic study (the "Phase 3 Clinical Program”) of deucrictibant during End-of-Phase 2 meetings with the U.S. Food and Drug Administration (FDA), the European Union Committee for Medicinal Products for Human Use (CHMP), and the Japanese Pharmaceuticals and Medical Devices Agency (PMDA). CHAPTER-3 is a randomized, double-blind, placebo-controlled Phase 3 study of orally administered deucrictibant extended-release tablets for the prophylactic treatment of HAE. The study aims to enroll 81 adult and adolescent participants (over 12 years old) with HAE and randomize them in a 2:1 ratio to receive deucrictibant (40 mg/day) or placebo daily for 24 weeks. The primary endpoint of the study is to evaluate the efficacy of deucrictibant compared to placebo for prophylaxis against angioedema attacks as measured by the time-normalized number of investigator-confirmed HAE attacks during the 24-week treatment period. Other objectives of the study include evaluating the safety and tolerability, the pharmacokinetics, and the impact on health-related quality of life of deucrictibant in a prophylactic setting. In the CHAPTER-1 Phase 2 study, deucrictibant significantly reduced the monthly attack rate, the occurrence of moderate and severe attacks, the attacks treated with on-demand medications, and was well-tolerated.

Recent Developments

David Nassif was appointed as Chief Legal Officer, effective August 1, 2024. Mr. Nassif has acted as interim Chief Legal Officer since June 2024 and will now permanently hold this position going forward, in addition to his role as the

Chief Financial Officer of the Company. He holds a B.S. in finance and management information systems with honors from the University of Virginia and a J.D. from the University of Virginia School of Law.

Financial Operations Overview

Revenues

We did not record any revenues during the period covered by the historical financial information included in this Report. We do not expect to recognize any revenues before we are able to commercialize our first product.

Research and development expenses

We are focused on the clinical development of deucrictibant. Since our inception, we have devoted substantially all of our resources to research and development efforts relating to the development of deucrictibant and our product candidates immediate-release deucrictibant capsules (PHVS416) and PHVS719. We expect that we will continue to incur significant research and development expenses as we seek to complete the clinical development of, and achieve regulatory approval for, our product candidates PHVS416 and PHVS719, and in connection with discovery and development of any additional product candidates.

Research and development expenses consist of the following:

•
employee benefits expenses, which includes salaries, pensions, share-based compensation expenses, bonus plans and other related costs for research and development staff;
•
nonclinical expenses, which include costs of conducting and managing our outsourced discovery and nonclinical development studies;
•
clinical expenses, which includes costs of conducting and managing our sponsored clinical trials, including clinical investigator cost, costs of clinical sites, and costs for Contract Research Organizations ("CROs") assisting with our clinical development programs;
•
manufacturing expenses, which include costs related to manufacturing of active pharmaceutical ingredients and manufacturing of the products used in our clinical trials and research and development activities;
•
costs related to regulatory activities, including collecting data, preparing and submitting filings, communicating with regulatory authorities and reviewing the design and conduct of clinical trials for compliance with applicable requirements;
•
costs in connection with investigator-sponsored clinical trials and evaluations;
•
advisers’ fees, including discovery, nonclinical, clinical, chemistry, manufacturing, and controls-related and other consulting services;
•
intellectual property costs, which includes costs associated with obtaining and maintaining patents and other intellectual property; and
•
license costs.

We expect that our total research and development expenses will continue to increase in 2024 as we continue to focus on the development of our product candidates PHVS416 and PHVS719, as well as explore potential expansion programs. We anticipate that research and development expenses will continue to increase as we continue to progress PHVS416 and PHVS719 through clinical development.

There is a risk that any clinical development or product discovery program may not result in commercial approval. To the extent that we fail to obtain approval to commercialize our product candidate in a timely manner, we would need to continue to conduct nonclinical studies or clinical trials over a longer period of time, and we anticipate that our research and development expenses may further increase.

Clinical development timelines and associated costs may vary significantly and the successful development of our product candidate is highly uncertain. At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts, including patient recruitment and selection that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, our product candidates.

Moreover, we cannot assure that we will be able to successfully develop or commercialize our product candidates, if approved for marketing. This is due to numerous risks and uncertainties associated with developing drugs. See “Item 3. Key Information—D. Risk factors” in our Annual Report and under “Risk factors” in any other periodic filings with the Securities and Exchange Commission for a discussion of these risks and uncertainties.

Selling and distribution expenses

Historically, we have not incurred any selling and distribution expenses. If our product candidates are approved for registration and marketing, we anticipate incurring substantial selling and distribution expenses in future periods in order to establish an infrastructure for marketing and distribution, obtain supplies of active pharmaceutical ingredients, and manufacture commercial quantities of our product candidate.

General and administrative expenses

We anticipate that we will continue to incur significant general and administrative expenses as we advance our research and development portfolio. General and administrative expenses consist of the following:

•
employee benefits, including salaries, pensions, share-based compensation expenses, bonus plans and other related costs for staff and independent contractors in executive and operational functions;
•
independent auditors’ and advisers’ fees, including accounting, tax, legal and other consulting services;
•
rental expenses, insurance, facilities and IT expenses and other general expenses relating to our operations; and
•
expenses related to the build-out of our commercial organization, including assessments of the HAE market landscape, pricing research and congress attendance.

We anticipate that the continuing development of our business and the expense of maintaining directors’ and officer’s liability insurance, will contribute to future increase in general and administrative expenses. We also expect that general and administrative expenses will increase in the future as we continue to incur additional costs associated with being a public company in the United States.

Share-based compensation expenses

In 2016, we implemented an Equity Incentive Plan ("the Plan"), in order to advance the interests of our shareholders by enhancing our ability to attract, retain and motivate persons who are expected to make important contributions to us and by providing such persons with performance-based incentives that are intended to better align the interests of such persons with those of our shareholders. In order to incentivize our directors and employees, our Board adopted the Pharvaris N.V. 2021 Equity Incentive Plan (the “2021 Plan”) for employees, consultants and directors prior to the completion of our initial public offering (“IPO”). The 2021 Plan became effective upon our conversion from Pharvaris B.V. into Pharvaris N.V., which occurred prior to the consummation of our IPO. The 2021 Plan provides for the grant of options, stock appreciation rights, restricted stock, RSUs, performance stock awards, other stock-based awards, performance cash awards and substitute awards. The fair values of these instruments are recognized as personnel expenses in either research and development expenses or general and administrative expenses.

Result of operations

The financial information shown below was derived from our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2024 and 2023 included as Exhibit 99.3 to this Report on Form 6-K. The discussion below should be read along with these unaudited condensed consolidated interim financial statements, and it is qualified in its entirety by reference to them.

Comparison of the three months ended June 30, 2024 and June 30, 2023.

	For the three months ended June 30,
	2024	2023	Change	%
	€	€	€
Research and development expenses	(23,067,934)	(14,681,935)	(8,385,999)	57%
General and administrative expenses	(11,314,067)	(7,773,430)	(3,540,637)	46%
Total operating expenses	(34,382,001)	(22,455,365)	(11,926,636)	53%
Operating loss	(34,382,001)	(22,455,365)	(11,926,636)	53%
Finance income/(expense)	4,721,551	651,670	4,069,881	625%
Loss before tax	(29,660,450)	(21,803,695)	(7,856,755)	36%
Income taxes	(70,623)	(94,178)	23,555	(25)%
Loss for the period	(29,731,073)	(21,897,873)	(7,833,200)	36%

Revenues

We did not generate any revenues for the three months ended June 30, 2024 and June 30, 2023.

Research and development expenses

	For the three months ended June 30,
	2024	2023	Change	%
	€	€	€
Clinical expenses	(15,065,644)	(7,629,432)	(7,436,212)	97%
Personnel expenses	(6,450,500)	(4,544,244)	(1,906,256)	42%
Manufacturing costs	(1,572,017)	(736,427)	(835,590)	113%
Nonclinical expenses	130,020	(1,667,811)	1,797,831	(108)%
Intellectual Property costs	(109,793)	(104,021)	(5,772)	6%
Total research and development expenses	(23,067,934)	(14,681,935)	(8,385,999)	57%

Research and development expenses increased from €14.7 million for the three months ended June 30, 2023 to €23.1 million for the three months ended June 30, 2024. The increase in the research and development expenses is primarily due to increased clinical expenses and increased personnel related costs.

For the three months ended June 30, 2024 and 2023, clinical expenses were €15.1 million and €7.6 million, respectively. The increase in clinical expenses is primarily due to higher expenses on the on demand Phase 3 Clinical Program.

For the three months ended June 30, 2024 and 2023, personnel expenses were €6.5 million and €4.5 million, respectively. The increase is primarily due to the increased headcount to support the increased clinical and regulatory activities and yearly merit pay adjustments. Personnel expenses in this period in 2024 included an amount of €1.8 million of share-based compensation versus €1.3 million in the prior-year period.

General and administrative expenses

	For the three months ended June 30,
	2024	2023	Change	%
	€	€	€
Personnel expenses	(4,407,998)	(3,434,343)	(973,655)	28%
Professional fees	(2,155,727)	(1,294,705)	(861,022)	67%
Facilities, communication and office expenses	(1,466,955)	(1,419,334)	(47,621)	3%
Accounting, tax and auditing fees	(850,599)	(537,961)	(312,638)	58%
Consulting fees	(732,951)	(126,447)	(606,504)	480%
Travel expenses	(399,111)	(455,717)	56,606	(12)%
Other expenses	(1,300,726)	(504,923)	(795,803)	158%
Total general and administrative expenses	(11,314,067)	(7,773,430)	(3,540,637)	46%

General and administrative expenses increased from €7.8 million for the three months ended June 30, 2023 to €11.3 million for the three months ended June 30, 2024. The increase in general and administrative expenses was primarily due to increased personnel expenses, professional fees, consulting fees and other expenses.

For the three months ended June 30, 2024 and 2023, personnel expenses were €4.4 million and €3.4 million, respectively. The increase is primarily due to an increase in share-based compensation expense from €1.5 million in the prior-year quarter to €2.1 million in the current-year quarter. The share-based compensation expense increase is the result of additional hiring during the current quarter, including a Chief Financial Officer, a Vice President, Controller and a Vice President of Financial Planning and Analysis. These additional hires also resulted in increased salary and benefit costs.

For the three months ended June 30, 2024 and 2023, professional fees were €2.1 million and €1.3 million respectively. The increase is primarily due to increased legal fees associated with corporate and SEC regulatory disclosures and governance, and commercial and market access consulting activities related to launch preparation.

For the three months ended June 30, 2024 and 2023, consulting fees were €0.7 million and €0.1 million respectively. The increase is primarily due to one-time payments to two financial advisory and investor relations firms.

For the three months ended June 30, 2024 and 2023, other expenses were €1.3 million and €0.5 million respectively. The increase is primarily due to increased commercial and market access outside activities related to product launch preparation.

Finance income - net / (expense)

Finance income for the three months ended June 30, 2024 and 2023 were €4.7 million and €0.7 million, respectively. The amount primarily relates to unrealized foreign exchange (losses)/income, which is mostly the result of translating the Company’s bank balances held in USD to EUR, which is the functional currency of the Company.

Income taxes

Income taxes are accounted for in accordance with IAS 34. The interim period is considered part of a larger financial year, where the income tax is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated tax expenses are determined based on a full-year basis and subsequently allocated using the expected full-year effective tax rate. The one-off items are recognized in full in the interim period in which they emerge. In the total interim tax charge, no distinction is made between current and deferred tax expenses/income.

The tax expense over the three months ended June 30, 2024 relates to the Company's U.S. and Dutch fiscal unity.

Comparison of the six months ended June 30, 2024 and June 30, 2023.

	For the six months ended June 30,
	2024	2023	Change	%
	€	€	€
Research and development expenses	(41,580,950)	(28,426,366)	(13,154,584)	46%
General and administrative expenses	(21,112,910)	(15,105,026)	(6,007,884)	40%
Total operating expenses	(62,693,860)	(43,531,392)	(19,162,468)	44%
Operating loss	(62,693,860)	(43,531,392)	(19,162,468)	44%
Finance income/(expense)	5,299,771	(842,595)	6,142,366	(729)%
Loss before tax	(57,394,089)	(44,373,987)	(13,020,102)	29%
Income taxes	(355,740)	(154,835)	(200,905)	130%
Loss for the period	(57,749,829)	(44,528,822)	(13,221,007)	30%

Revenues

We did not generate any revenues for the six months ended June 30, 2024 and June 30, 2023.

Research and development expenses

	For the six months ended June 30,
	2024	2023	Change	%
	€	€	€
Clinical expenses	(22,387,056)	(12,497,879)	(9,889,177)	79%
Personnel expenses	(11,630,976)	(8,761,944)	(2,869,032)	33%
Manufacturing costs	(4,135,971)	(2,643,513)	(1,492,458)	56%
Nonclinical expenses	(1,705,446)	(4,419,009)	2,713,563	(61)%
License costs	(1,500,000)	—	(1,500,000)	100%
Intellectual Property costs	(221,501)	(104,021)	(117,480)	—
Total research and development expenses	(41,580,950)	(28,426,366)	(13,154,584)	46%

Research and development expenses increased from €28.4 million for the six months ended June 30, 2023 to €41.6 million for the six months ended June 30, 2024. The increase in the research and development expenses is primarily due to increased clinical expenses and increased personnel expenses as well as the payment of a license fee to Analyticon Discovery GmbH.

For the six months ended June 30, 2024 and 2023, clinical expenses were €22.4 million and €12.5 million, respectively. The increase in clinical expenses is primarily due to higher expenses on the on demand Phase 3 Clinical Program.

For the six months ended June 30, 2024 and 2023, personnel expenses were €11.6 million and €8.8 million respectively. The increase is primarily due to the increased headcount and yearly merit pay adjustments. Personnel expenses in this period in 2024 included an amount of €2.9 million of share-based compensation expense versus €2.5 million in the prior-year period.

General and administrative expenses

	For the six months ended June 30,
	2024	2023	Change	%
	€	€	€
Personnel expenses	(7,678,193)	(6,735,927)	(942,266)	14%
Professional fees	(3,332,956)	(2,177,175)	(1,155,781)	53%
Facilities, communication and office expenses	(3,147,222)	(2,910,607)	(236,615)	8%
Accounting, tax and auditing fees	(2,104,685)	(897,314)	(1,207,371)	135%
Consulting fees	(859,476)	(304,316)	(555,160)	182%
Travel expenses	(1,023,140)	(778,450)	(244,690)	31%
Other expenses	(2,967,238)	(1,301,237)	(1,666,001)	128%
Total general and administrative expenses	(21,112,910)	(15,105,026)	(6,007,884)	40%

General and administrative expenses increased from €15.1 million for the six months ended June 30, 2023, to €21.1 million for the six months ended June 30, 2024. The increase in general and administrative expenses was primarily due to increased personnel expenses, professional fees, consulting fees and other expenses.

For the six months ended June 30, 2024 and 2023, personnel expenses were €7.7 million and €6.7 million, respectively. The increase is primarily due to an increase in share-based compensation expense from €2.8 million in the prior-year quarter to €3.4 million in the current-year quarter. The share-based compensation expense increase is the result of additional hiring during the current quarter, including a Chief Financial Officer, a Vice President, Controller and a Vice President of Financial Planning and Analysis. These additional hires also resulted in increased salary and benefit costs.

For the six months ended June 30, 2024 and 2023, professional expenses were €3.3 million and €2.2 million, respectively. The increase is primarily due to increased legal fees associated with corporate and SEC regulatory disclosures and governance, and commercial and market access consulting activities related to launch preparation.

For the six months ended June 30, 2024 and 2023, accounting, tax and auditing fees were €2.1 million and €0.9 million, respectively. The increase is primarily due to increased contractor fees, SOX implementation and financing-related expenses.

For the six months ended June 30, 2024 and 2023, other expenses were €3.0 million and €1.3 million, respectively. he increase is primarily due to increased commercial and market access outside activities related to product launch preparation.

Finance income - net / (expense)

Finance income - net / (expense) for the six months ended June 30, 2024 and 2023 was €4.7 million and (€0.8) million, respectively, a change of €6.1 million. The change primarily relates to unrealized foreign exchange income, which is the result of translating the group’s bank balances held in USD to EUR.

Income taxes

Income taxes are accounted for in accordance with IAS 34. The interim period is considered part of a larger financial year, where the income tax is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated tax expenses are determined based on a full-year basis and subsequently allocated using the expected full-year effective tax rate. The one-off items are recognized in full in the interim period in which they emerge. In the total interim tax charge, no distinction is made between current and deferred tax expenses/income.

Liquidity and Capital Resources

Since inception, we have incurred significant operating losses. For the six months ended June 30, 2024 and 2023, we incurred losses of €57.7 million and €44.5 million, respectively. Since inception, we have not generated any revenues or net cash flows from sales. We will not receive any revenues or net cash flows from sales until we successfully develop a product candidate, obtain regulatory approval and successfully commercialize it. There is no assurance that we will be able to do so.

On June 30, 2024, the Company’s authorized share capital amounted to €14.1 million divided into 117,500,000 ordinary shares each with a nominal value of twelve eurocents (€0.12).

As of June 30, 2024 and December 31, 2023, the total number of issued and fully paid shares was 54,007,711 and 52,290,212, respectively. On June 30, 2024, the issued share capital totaled €6.5 million (2023: €4.9 million). On December 31, 2023, the issued share capital totaled €6.3 million.

In March 2022, the Company filed a Form F-3 Registration Statement and prospectus, allowing the Company to sell up to $350 million of its securities with the Securities and Exchange Commission. This Registration Statement was supplemented by a prospectus supplement covering an at-the-market program providing for the sales from time to time of up to $75 million of its ordinary shares pursuant to a Sales Agreement with Leerink Partners.

To date, we have relied solely on the issuance of equity securities to finance our operations and internal growth. On March 1, 2022, we entered into a sales agreement (the "2022 Sales Agreement") with Leerink Partners (formerly known as SVB Securities LLC), pursuant to which we may sell ordinary shares having an aggregate offering price of up to $75 million from time to time through Leerink Partners. On April 12, 2024, we terminated the 2022 Sales Agreement and entered into a new sales agreement with Leerink Partners, pursuant to which we may sell ordinary shares having an aggregate offering price of up to $175 million from time to time through Leerink Partners (the “2024 Sales Agreement”). In April 2024, we filed a Form F-3 ASR Registration Statement (the “F-3 ASR”) and prospectus, allowing us to sell an unspecified amount of its securities with the Securities and Exchange Commission. The F-3 ASR was supplemented by a prospectus supplement covering an at-the-market program providing for the sales from time to time of up to $175 million of its ordinary shares pursuant to the April 2024 Sales Agreement.

As of June 30, 2024, we have sold a total of 593,927 ordinary shares under the 2022 Sales Agreement and the April 2024 Sales Agreement generating total net proceeds of $9.8 million (€9.3 million), after deducting $0.3 million (€0.3 million), which was payable to Leerink Partners as commission in respect of such sales.

In June 2023, we sold a total of 6,951,340 ordinary shares, par value €0.12 per share, in a private placement at a purchase price of $10.07 per ordinary share. The sale generated total proceeds of approximately $70 million (€64.2 million).

During December 2023, we entered into an underwriting agreement with Morgan Stanley & Co. LLC and Leerink Partners as underwriters, pursuant to which we agreed to issue and sell (i) 11,125,000 ordinary shares, par value €0.12 per share and (ii) pre-funded warrants to purchase up to 1,375,000 ordinary shares in an underwritten offering. The offering closed on December 8, 2023, and we generated net proceeds of $282.0 million (€261.6 million), after deducting bank fees of $18.0 million (€16.7 million). The pre-funded warrants were exercised in January 2024 for gross exercise proceeds of $0.01 million and resulted issuance of 1,375,000 ordinary shares.

In March 2024, the Company received a partial reimbursement for certain of its expenses in connection with the

December 2023 offering which have been accounted for in the share premium.

As of June 30, 2024 we held cash and cash equivalents of €343.6 million. Of the cash on hand, €0.07 million relates to guarantees. We do not expect positive operating cash flows in the foreseeable future and remain dependent on additional financing to fund our research and development expenses, general and administrative expenses and financing costs. We believe that the available cash balances are sufficient to execute our operating plan and strategies and to meet the anticipated working capital requirements and settle all expected liabilities for at least twelve months from the issuance date of the consolidated statements of loss and comprehensive loss. Accordingly, the consolidated statements of loss and comprehensive loss have been prepared on a going concern basis.

Our future viability is dependent on our ability to raise additional capital to finance operations. We will need to finance our operations through public or private securities offerings, debt financings or other sources, which may include licensing, collaborations or other strategic transactions or arrangements. Although we have been successful in raising capital in the past, there is no assurance that we will be successful in obtaining such additional financing on terms acceptable to us, if at all. If we are unable to obtain funding, we could be forced to delay, reduce, or eliminate some or all of our research and development programs for product candidates, product portfolio expansion or commercialization efforts, which could adversely affect our business prospects, or we may be unable to continue operations.

Our contractual obligations and commitments as of June 30, 2024 amounted to €95.4 million, primarily related to research and development contracts.

Cash Flows

Comparison for the six months ended June 30, 2024 and 2023.

The following table sets forth our primary sources and uses of our cash and cash equivalents for each of the periods set forth below:

	For the six months ended June 30,
	2024	2023	Change	%
	€	€	€
Net cash flows used in operating activities	(51,914,977)	(45,687,465)	(6,227,512)	14%
Net cash flows used in investing activities	(70,844)	(54,114)	(16,730)	31%
Net cash flows provided by (used in) financing activities	1,118,466	63,784,231	(62,665,765)	(98)%
Net change in cash and cash equivalents	(50,867,355)	18,042,652	(68,910,007)	(382)%
Cash and cash equivalents at the beginning of the period	391,231,637	161,837,429	229,394,208	142%
Effect of exchange rate changes	3,210,104	(691,322)	3,901,426	(564)%
Cash and cash equivalents at the end of the period	343,574,386	179,188,759	164,385,627	92%

Operating activities

Net cash flows used in operating activities reflects our results for the period adjusted for, among other things, depreciation, unrealized foreign exchange results, share-based compensation arrangements, changes in working capital and accruals.

Net cash used in operating activities was €51.9 million for the six months ended June 30, 2024, an increase of €6.2 million compared to €45.7 million for the six months ended June 30, 2023. Operating cash is adjusted for non-cash items such as the increase in share-based compensation of €1.0 million and a change in net foreign exchange (gains) losses of €3.9 million. Working capital decreased by €51.2 million, in part due to the change of current assets by €46.7 million and increased accrued liabilities of €4.8 million.

Financing activities

Net cash flows provided by financing activities decreased by €62.7 million from €63.8 million for the six months ended June 30, 2023, to €1.1 million for the six months ended June 30, 2024. The decrease is primarily due to €0.6 million financing proceeds in 2024 as compared to €64.1 million from financing proceeds in 2023.

Off-Balance Sheet Arrangements

As of June 30, 2024, we did not have any off-balance sheet arrangements other than the disclosed commitments.

Quantitative and Qualitative Disclosures About Market Risk

During the six months ended June 30, 2024, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report.

Critical Accounting Estimates and Judgments

There have been no material changes to the significant accounting policies and estimates described in Note 2.19 to our consolidated financial statements in the Annual Report.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this management’s discussion and analysis are or may be forward-looking statements with respect to us, our industry and our business that involve substantial risks and uncertainties. All statements other than statements of historical fact contained in this management’s discussion and analysis, including statements regarding our future financial condition, results of operations and/or business achievements, including, without limitation, statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,”

“intend” and similar expressions are forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve unknown risks, uncertainties and other factors which may cause our actual results, financial condition, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Factors that might cause such a difference include, but are not limited to:

•
uncertainty in the outcome of our interactions with regulatory authorities, including the FDA, with respect to clinical trials in the U.S. and our ability to resolve any issues to the satisfaction of the FDA or any regulatory agency in a timely manner;
•
the expected timing, progress, or success of our clinical development programs, especially for PHVS416 (immediate-release deucrictibant capsules) and PHVS719 (extended-release deucrictibant tablets), which are in late-stage global clinical trials;
•
our ability to replicate the efficacy and safety demonstrated in the RAPIDe-1 and CHAPTER-1 Phase 2 study in ongoing and future nonclinical studies and clinical trials;
•
risks arising from epidemic diseases, such as the COVID-19 pandemic, which may adversely impact our business, nonclinical studies and clinical trials, the outcome and timing of regulatory approvals and the value of our ordinary shares;
•
the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates PHVS416 and PHVS719 or any other product candidate that we may develop in the future;
•
our ability to market, commercialize and achieve market acceptance for our product candidates PHVS416 and PHVS719 or any of our other product candidates that we may develop in the future, if approved;
•
our ability to establish commercial capabilities or enter into agreements with third parties to market, sell and distribute our product candidates;
•
our dependence on third parties to perform critical activities related to the research, nonclinical safety and toxicology studies, development and manufacturing of our product candidates;
•
disruptions at the FDA and other government agencies;
•
the expense, time and uncertainty involved in the development and consistent manufacturing and supply of our product candidates, some or all of which may never reach the regulatory approval stage;
•
our ability to raise capital when needed and on acceptable terms;
•
our ability to enter into any new licensing agreements or to maintain any licensing agreements with respect to our product candidates;
•
our reliance on collaboration partners and licensees, whose actions we cannot control;
•
the willingness of private insurers and other payors to provide reimbursement for our products;
•
regulatory developments in the United States, the European Union and other jurisdictions;
•
the outcome and timing of price negotiations with governmental authorities;
•
our ability to compete in the pharmaceutical industry, including with respect to existing therapies, emerging potentially competitive therapies and with competitive generic products;
•
our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others;
•
side effects or adverse events associated with the use of our product candidates;
•
our ability to defend against costly and damaging liability claims resulting from the testing of our product candidates in the clinic or, if, approved, any commercial sales;
•
the loss of any of our key personnel;
•
our estimates of market sizes and anticipated uses of our product candidates;

•
our estimates of future performance;
•
our estimates regarding anticipated operating losses, future revenues, expenses, capital requirements and our needs for additional financing;
•
our ability to comply with existing or future laws and regulations in a cost-efficient manner;
•
our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws;
•
our ability to successfully remediate the material weaknesses in our internal control over financial reporting and to maintain an effective system of internal control over financial reporting;
•
our expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act or a foreign private issuer; and
•
changes and uncertainty in general market, political and economic conditions, including as a result of inflation and the current conflict between Russia and Ukraine and the Hamas attack against Israel and the ensuing war.

You should refer to “ITEM 3. Key information—D. Risk factors.” section of our Annual Report and under “Risk factors” in any other periodic filings with the Securities and Exchange Commission for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this management’s discussion and analysis will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements that “we believe” and other similar statements reflect our belief and opinions on the relevant subject. These statements are based upon information available to us as of the date of this management’s discussion and analysis, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.